October 21, 2009

Mail Stop 4720

Mark L. Bibi
Secretary and General Counsel
Life Sciences Research, Inc.
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

       Re: **Amendment No. 2 to Schedule 13E-3 Filed October 14, 2009**
                Filed by Life Sciences Research, Inc., Lion Holdings, Inc. Lion
                Merger Corp. LAB Holdings LLC, Andrew H. Baker, Focused
                Healthcare Partners, LLC
                File No.: 005-62457

                Life Sciences Research, Inc.
                Revised Preliminary Proxy Statement Filed on Schedule 14A
                Filed on October 14, 2009
                File No.: 001-32615

                Life Sciences Research, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed on March 16, 2009
                File No.: 001-32615

                Life Sciences Research, Inc.
                Definitive Proxy Statement Filed on Schedule 14A
                Filed on April 9, 2009
                File No.: 001-32615

Dear Mr. Bibi:

      We have reviewed your response letter filed October 14, 2009 to our comment letter dated October 7, 2009 and the amended filings listed above and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3, filed October 14, 2009

Item 16. Exhibits

1. We note that you have filed your Debt Financing Commitment Letter, dated July 8, 2009, addressed to Parent from Anchor Sub Funding, as Exhibit (b)(2) to your Schedule 13E-3. Please file as an exhibit any written agreement which sets forth that River Investment Partners has acquired the existing loan that was previously owned by Anchor Sub Funding. Please refer to Item 1016(b) of Regulation M-A.

Schedule 14A, filed October 14, 2009

General

2. We note your disclosure on page 33 of the proxy statement that the Special Committee rejected the strategic alternative of maintaining the company's status quo as an independent public company because the Special Committee believed, among other factors, that such alternative was unlikely to address the risks to public shareholders from animal rights activists. In contrast, you disclose in your Form 10-K for the Fiscal Year Ended December 31, 2008 that due to the investigation of, and subsequent prison sentences imposed upon, several SHAC activists, the level of extremist activity throughout the UK has decreased dramatically. In light of the fact that a major factor considered by Plymouth Partners in forming its fairness opinion was the effects of animal rights activism on the company's ability to do business and on its financial position, please reconcile the apparent discrepancy between the statements in the proxy statement and the Form 10-K.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Senior Accountant, at (202) 551-3614 if you have any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director